UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jack W. Schuler

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

(224)-880-1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200

(1)	Names of Reporting Persons Jack W. Schuler Living Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE of Funds (See Instructions) WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place Of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 9,859,398 shares (1)
	(9)	sole dispositive power 0 shares
	(10)	Shared Dispositive Power 9,859,398 shares (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,859,398 shares (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.2% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Includes 151,550 shares of Common Stock which may be acquired within 60 days of the date of this Schedule 13D/A upon the exercise of a 2018 Warrant (as defined herein).
(2)

Percentage calculated based on 120,088,816 shares of Common Stock of Soleno Therapeutics, Inc. (the “Issuer”), which is the sum of (i) 80,088,816 shares of Common Stock of the Issuer outstanding as of March 24, 2022, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 40,000,000 shares of Common Stock of the Issuer sold on March 31, 2022 pursuant to the 2022 Public Offering (as defined herein).

CUSIP No. 834203200

(1)	Names of Reporting Persons Schuler Education Foundation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE of Funds (See Instructions) WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place Of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 11,911,804 shares (1)
	(9)	Sole Dispositive Power 0 shares
	(10)	Shared Dispositive Power 11,911,804 shares (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,911,804 shares (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.6% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Includes 4,000,000 shares of Common Stock which may be acquired within 60 days of the date of this Schedule 13D/A upon the exercise of a 2022 Warrant (as defined herein).
(2)

Percentage calculated based on 120,088,816 shares of Common Stock of Soleno Therapeutics, Inc. (the “Issuer”), which is the sum of (i) 80,088,816 shares of Common Stock of the Issuer outstanding as of March 24, 2022, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 40,000,000 shares of Common Stock of the Issuer sold on March 31, 2022 pursuant to the 2022 Public Offering (as defined herein).

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on January 12, 2018, Amendment No. 1 to Schedule 13D filed December 10, 2018, Amendment No. 2 to Schedule 13D filed January 3, 2019, and Amendment No. 3 to Schedule 13D filed July 17, 2020 (collectively, the “Original Schedule 13D”) by Jack W. Schuler Living Trust and other entities relating to the Common Stock of Soleno Therapeutics, Inc. (the “Issuer”). This Amendment combines in one filing four Schedule 13D/A amendments and reports all disclosure that would have been required in each amendment had they been timely filed. Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 1. Security and Issuer.

Item 1 is as set forth in Amendment No. 3 to Schedule 13D filed July 17, 2020, which reads as follows:

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 203 Redwood Shores Pkwy, Suite 500, Redwood City, CA 94065.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety to read as follows:

(a-c, f). This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)1:

i.	Jack W. Schuler Living Trust (the “Living Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

ii.	Schuler Education Foundation (the “Foundation”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

Jack W. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities. Mr. Schuler serves as sole trustee to the Living Trust, a living trust established by Mr. Schuler. In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

[1]

References to the following entities listed as Reporting Persons in the Original Schedule 13D are hereby deleted: Schuler Grandchildren LLC, Tino Hans Schuler Trust, Tanya Eva Schuler Trust, Therese Heidi Schuler Trust, Schuler Grandchildren 2010 Continuation Trust, JS Grandchildren Trust, and Schuler Descendants Trust.

Jack W. Schuler serves as President of the Foundation. In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Foundation. In March 2019, the Foundation changed its name from Schuler Family Foundation to Schuler Education Foundation.

(d) Neither Jack W. Schuler nor any of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Jack W. Schuler nor any the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety to read as follows:

2017 Purchase Agreement

On December 11, 2017, the Issuer entered into a securities purchase agreement with the Living Trust and certain other institutional and accredited investors (the “2017 Purchase Agreement”). Pursuant to the terms of the 2017 Purchase Agreement, the Issuer agreed to issue and sell its shares of Common Stock (the “Shares”) in a private placement, at $1.8425 per share. Each Share was issued with a warrant to purchase 0.74 additional Shares at an exercise price of $2.00 per share (each, a “2017 Warrant”). The Living Trust purchased 1,519,676 Shares and a 2017 Warrant to purchase 1,124,560 Shares. The 2017 Warrant issued to the Living Trust expired on December 15, 2020.

A total of $2,800,003.03 was paid to acquire the Shares and a 2017 Warrant by the Living Trust in connection with the 2017 Purchase Agreement. The source of the funds for such acquisitions by the Living Trust was working capital. No part of the purchase price was borrowed by the Living Trust for the purpose of acquiring such securities.

2018 Purchase Agreement

On December 19, 2018, the Issuer entered into a Securities Purchase Agreement with the Living Trust and certain other institutional and accredited investors (the “2018 Purchase Agreement”). Pursuant to the terms of the 2018 Purchase Agreement, the Issuer agreed to issue and sell units in a private placement, at $1.60625 per unit (each, a “Unit”). Each Unit contained one Share at a purchase price of $1.60, which was the closing price of the Issuer’s Shares on the day immediately preceding the date of the 2018 Purchase Agreement, and a warrant to purchase 0.05 additional Shares at a purchase price of $0.00625 (each, a “2018 Warrant”). Each 2018 Warrant has an exercise price of $2.00 per Share. The Living Trust purchased 3,031,002 Shares and a 2018 Warrant to purchase 151,550 Shares.

A total of $4,868,546.97 was paid to acquire the Shares and a 2018 Warrant by the Living Trust in connection with the 2018 Purchase Agreement. The source of the funds for such acquisitions by the Living Trust was working capital. No part of the purchase price was borrowed by the Living Trust for the purpose of acquiring such securities.

2019 Open Market Purchases

Between March 21, 2019 and May 20, 2019, the Foundation purchased on the open market an aggregate of 835,717 shares of Common Stock of the Issuer at weighted-average purchase prices ranging from $1.9285 to $2.3716 per share (collectively, the “2019 Open Market Purchases”). The source of funds for such acquisitions by the Foundation was working capital. No part of the purchase price was borrowed by the Foundation for the purpose of acquiring such securities.

2019 Public Offering

Pursuant to a firm-commitment underwritten public offering of shares of the Issuer’s Common Stock that closed on October 25, 2019 (the “2019 Public Offering”), the Living Trust purchased 1,666,667 shares of Common Stock at a per share purchase price of $1.20. The source of funds for such acquisition by the Living Trust was working capital.

Pursuant to the 2019 Public Offering, the Foundation purchased 897,083 shares of Common Stock at a per share purchase price of $1.20. The source of funds for such acquisition by the Foundation was working capital.

No part of the purchase price was borrowed by the Living Trust or the Foundation for the purpose of acquiring such securities.

2020 Open Market Purchase

On June 10, 2020, the Foundation purchased on the open market 339,083 shares of Common Stock of the Issuer at a weighted-average purchase price of $1,9665 per share (the “2020 Open Market Purchase”). The source of funds for such acquisitions by the Foundation was working capital. No part of the purchase price was borrowed by the Foundation for the purpose of acquiring such securities.

2020 Public Offering

Pursuant to a firm-commitment underwritten public offering of shares of the Issuer’s Common Stock that closed on June 26, 2020 (the “2020 Public Offering”), the Living Trust purchased 5,151,517 shares of Common Stock at a per share purchase price of $1.65. The source of funds for such acquisition by the Living Trust was working capital.

Pursuant to the 2020 Public Offering, the Foundation purchased 2,424,242 shares of Common Stock at a per share purchase price of $1.65. The source of funds for such acquisition by the Foundation was working capital.

No part of the purchase price was borrowed by the Living Trust or the Foundation for the purpose of acquiring such securities.

2020 Open Market Sales

Between December 7, 2020 and December 31 2020, the Living Trust sold on the open market an aggregate of 262,607 shares of Common Stock of the Issuer at sale prices ranging from $1.854 to $1.922 per share (collectively, the “2020 Open Market Sales”).

2021 Open Market Sales

Between January 4, 2021 and May 18, 2021, the Living Trust sold on the open market an aggregate of 1,398,407 shares of Common Stock of the Issuer at sale prices ranging from $1.0006 to $2.2922 per share (collectively, the “2021 Living Trust Open Market Sales”).

Between January 15, 2021 and September 23, 2021, the Foundation sold on the open market an aggregate of 583,521 shares of Common Stock of the Issuer at sale prices ranging from $0.876 to $2.9706 per share (collectively, the “2021 Foundation Open Market Sales”).

2022 Open Market Sales

On February 10, 2022, the Foundation sold on the open market 800 shares of Common Stock of the Issuer at a sale price of $0.3548 per share (collectively, the “2022 Open Market Sale”).

2022 Public Offering

Pursuant to a firm-commitment underwritten public offering of shares of the Issuer’s Common Stock that closed on March 31, 2022 (the “2022 Public Offering”), the Foundation purchased 4,000,000 shares of Common Stock (each share purchased together with a warrant to purchase one share of the Issuer’s Common Stock (each, a “2022 Warrant”)) at a per share purchase price of $0.25. The source of funds for such acquisition by the Foundation was working capital. The 2022 Warrant is exercisable for 4,000,000 shares of Common Stock at an exercise price of $0.30 per share.

No part of the purchase price was borrowed by the Foundation for the purpose of acquiring such securities.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety to read as follows:

The response to Item 3 is incorporated herein by reference.

The descriptions and summaries of the 2017 Purchase Agreement, the 2017 Warrants, the 2018 Purchase Agreement and the 2018 Warrants set forth in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the 2017 Purchase Agreement, the form of 2017 Common Stock Purchase Warrant, the 2018 Purchase Agreement and the form of 2018 Common Stock Purchase Warrant, which are included as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

The description and summary of the 2019 Open Market Purchases and the 2020 Open Market Purchase set forth in Item 3 does not purport to be complete and is qualified in its entirety by reference to information pertaining to the 2019 Open Market Purchases and the 2020 Open Market Purchase set forth in Item 5.

The descriptions and summaries of the 2019 Public Offering, the 2020 Public Offering and the 2022 Public Offering set forth in Item 3 do not purport to be complete and are qualified in their entirety by reference to the Rule 424(b)(5) Prospectus Supplement pertaining to the 2019 Public Offering filed October 24, 2019, the Rule 424(b)(5) Prospectus Supplement pertaining to the 2020 Public Offering filed June 25, 2020, and the Rule 424(b)(5) Prospectus Supplement pertaining to the 2022 Public Offering filed March 30, 2022, respectively, and incorporated herein by reference and available by accessing our filings on the SEC’s website at www.sec.gov.

The descriptions and summaries of the 2020 Open Market Sales, the 2021 Living Trust Open Market Sales, the 2021 Foundation Open Market Sales, and the 2022 Open Market Sales set forth in Item 3 do not purport to be complete and are qualified in their entirety by reference to information pertaining to the 2020 Open Market Sales, the 2021 Living Trust Open Market Sales, the 2021 Foundation Open Market Sales, and the 2022 Open Market Sales set forth in Item 5.

All securities referenced as purchased in Item 3 were acquired by the Living Trust and by the Foundation for investment purposes only.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

(a, b) The responses of the Living Trust and the Foundation to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of the close of business on March 31, 2022, (i) the Living Trust beneficially owned 9,859,398 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock of the Issuer and (ii) the Foundation beneficially owned 11,911,804 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock of the Issuer. The percentages in this paragraph are calculated based on 120,088,816 shares of Common Stock of the Issuer, which is the sum of (i) 80,088,816 shares of Common Stock of the Issuer outstanding as of March 24, 2022, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 40,000,000 shares of Common Stock of the Issuer sold on March 31, 2022 pursuant to the 2022 Public Offering.

As sole trustee of the Living Trust, Jack W. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares held by the Living Trust. As President of the Foundation, Jack W. Schuler and the Foundation share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares held by the Foundation.

(c) The following table sets forth the 2019 Open Market Purchases:

Date of Purchase	Number of Shares	Weighted Average Purchase Price Per Share
March 21, 2019	111,407	$2.3183
March 22, 2019	147,645	$2.3716
March 25, 2019	30,014	$2.3105
March 26, 2019	42,745	$2.2322
March 27, 2019	100,000	$2.0458
March 28, 2019	8,970	$2.1110
March 29, 2019	11,243	$2.0895
April 1, 2019	146,230	$1.9576
April 2, 2019	5,000	$1.9497
April 3, 2019	10,000	$2.0871
April 4, 2019	30,000	$2.1399
April 5, 2019	47,293	$2.0516
April 8, 2019	2,100	$2.0295
April 12, 2019	6,000	$2.0827
April 15, 2019	21,953	$1.9895
April 16, 2019	10,562	$1.9865
April 17, 2019	20,769	$1.9417
April 18, 2019	4,548	$1.9597
April 22, 2019	10,818	$1.9890
April 23, 2019	5,000	$2.0259
April 25, 2019	1,200	$1.9900
April 26, 2019	8,448	$1.9684
May 1, 2019	200	$1.9600
May 2, 2019	800	$1.9763
May 7, 2019	200	$1.9900
May 9, 2019	7,300	$2.0000
May 10, 2019	800	$2.0000
May 13, 2019	10,572	$1.9855
May 20, 2019	33,900	$1.9285

The following table sets forth purchases pursuant to the 2019 Public Offering:

Purchaser	Date of Purchase	Number of Shares	Purchase Price Per Share
The Living Trust	October 25, 2019	1,666,667	$1.20
The Foundation	October 25, 2019	897,083	$1.20

The following table sets forth the 2020 Open Market Purchase and purchases pursuant to the 2020 Public Offering:

Purchaser	Date of Purchase	Number of Shares	Purchase Price Per Share
The Foundation	June 10, 2020	339,083	$1.9665
The Living Trust	June 26, 2020	5,151,517	$1.65
The Foundation	June 26, 2020	2,424,242	$1.65

The following table sets forth the 2020 Open Market Sales:

Seller	Date of Sale	Number of Shares	Sale Price Per Share
The Living Trust	December 7, 2020	65,782	$1.9058
The Living Trust	December 8, 2020	63,746	$1.854
The Living Trust	December 30, 2020	33,697	$1.9522
The Living Trust	December 31, 2020	520	$1.9496
The Living Trust	December 31, 2020	98,862	$1.9036

The following table sets forth the 2021 Living Trust Open Market Sales, and the 2021 Foundation Open Market Sales:

Seller	Date of Sale	Number of Shares	Sale Price Per Share
The Living Trust	January 4, 2021	102,000	$1.9617
The Foundation	January 15, 2021	35,231	$2.1128
The Living Trust	January 19, 2021	29,723	$2.0249
The Living Trust	January 20, 2021	20,277	$2.0652
The Living Trust	January 21, 2021	15,566	$2.067
The Living Trust	January 22, 2021	72,591	$2.0583
The Living Trust	January 25, 2021	12,818	$2.0267
The Living Trust	January 26, 2021	12,763	$2.0235
The Living Trust	January 27, 2021	100	$1.7504
The Foundation	February 3, 2021	14,700	$2.1301
The Living Trust	February 18, 2021	258,300	$2.922
The Foundation	February 22, 2021	700	$2.9706
The Living Trust	February 25, 2021	200	$2.68
The Foundation	March 4, 2021	172,717	$2.6203
The Foundation	March 5, 2021	187,985	$2.67

Seller	Date of Sale	Number of Shares	Sale Price Per Share
The Living Trust	April 8, 2021	248,636	$1.1798
The Living Trust	April 9, 2021	250,000	$1.1717
The Living Trust	April 28, 2021	80,498	$1.2255
The Living Trust	April 30, 2021	5,625	$1.22
The Living Trust	May 5, 2021	248,115	$1.1112
The Living Trust	May 18, 2021	41,195	$1.0006
The Foundation	July 27, 2021	19,748	$0.8646
The Foundation	August 17, 2021	49,841	$0.7849
The Foundation	September 22, 2021	2,559	$0.8735
The Foundation	September 23, 2021	100,000	$0.876

The following table sets forth the 2022 Open Market Sales:

Seller	Date of Sale	Number of Shares	Sale Price Per Share
The Foundation	February 10, 2022	800	$0.3548

The following table sets forth purchases pursuant to the 2022 Public Offering:

Purchaser	Date of Purchase	Number of Shares		Purchase Price Per Share
The Foundation	March 31, 2022	4,000,000	(1)	$0.25

(1)	Each share was purchased together with a warrant to purchase one share of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is as set forth in Amendment No. 3 to Schedule 13D filed July 17, 2020, which reads as follows:

The responses set forth in Item 3 and Item 4 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Exhibit 3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Exhibit 4	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)

Exhibit 5	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)

Exhibit 6	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on March 30, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACK W. SCHULER LIVING TRUST

April 5, 2022
Date

/s/ Jack W. Schuler
Signature

Jack W. Schuler, Trustee
Name/Title

SCHULER EDUCATION FOUNDATION

April 5, 2022
Date

/s/ Jack W. Schuler
Signature

Jack W. Schuler, President
Name/Title